

December 19, 2012

Zhongquan Zou
Chief Executive Officer
Marketing Acquisition Corporation
225 Broadway, Suite 910
New York, NY 10007

> **Re:** **Marketing Acquisition Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 10, 2012**
> **File No. 000-52072**

Dear Mr. Zou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Stockholder Actions

Reasons for the Amendments

A. To change our name to "USA Zhimingde International Group Corporation" (the "Name Change")

1. Please revise your information statement to disclose the reason for changing the company's name to USA Zhimingde International Group Corporation. For example, to the extent the name change reflects your intention to change the business of Marketing Acquisition Corporation, this should be disclosed.

B. "Amend and restate our Amended Articles of incorporation to grant the Board of Directors exclusive authority…."

2.   You disclose that amending your charter to provide that only the board of directors will have the ability to adopt, amend or repeal your bylaws will benefit the company by providing it with "a greater chance of continuity." Please provide balancing disclosure regarding the disadvantages or burdens on shareholders, as a result of such an amendment to your charter.

C. "Amend and restate our Amended Articles of Incorporation to expand the indemnification and limit the personal liability of members of our Board of Directors"

3.   Please expand your disclosure regarding the impact of this proposal by providing balancing disclosure regarding any disadvantages to or burdens on shareholder that may result from amending your articles of incorporation to expand the indemnification provisions and limit the personal liability of your board of directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions or comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel